Exhibit 99.1

Cardiome Reports Fourth Quarter and Full Year 2017 Financial Results

Management to Host Conference Call and Webcast Today, March 13, 2018 at 4:30 p.m. Eastern (1:30 p.m. Pacific)

NASDAQ: CRME   TSX: COM

VANCOUVER, March 13, 2018 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM), a revenue-generating, specialty pharmaceutical company focused on commercializing patent-protected hospital drugs, today reported financial results for its fourth quarter and year ended December 31, 2017 and commented on recent accomplishments and plans.

William Hunter, MD, CEO and President of Cardiome, commented, "Cardiome achieved a number of important milestones in 2017, including the commercialization of two new anti-infective products, Zevtera®/Mabelio® and Xydalba™, which has built upon the solid foundation of our cardiovascular business.  We had a strong finish to 2017, and this sales momentum has carried over well in the first two months of 2018.  With Zevtera/Mabelio and Xydalba launches planned for multiple new global territories, we expect this to have an increasingly positive impact on overall revenues and provide meaningful year over year growth.  In parallel with our regulatory and sales goals, we continue to pursue business development opportunities that leverage our leadership position in commercialization of proprietary, in-hospital drugs outside the United States."

Fourth Quarter 2017 and Recent Highlights

Zevtera/Mabelio

•	Cardiome began recognizing sales revenue from Zevtera/Mabelio (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia, which the Company recently in-licensed from Basilea and for which Cardiome has rights to commercialize in 34 European countries and Israel.

Xydalba

•	Cardiome announced the commercial launch of Xydalba in Sweden, Finland and the Republic of Ireland, and has commenced marketing the drug to hospitals in these countries. Xydalba is approved by the European Medicines Agency (EMA) for the treatment of Acute Bacterial Skin and Skin Structure Infections (ABSSSIs) in adults.

Brinavess

•	The global geographic footprint for Brinavess (vernakalant hydrochloride, IV) was expanded through a product launch in South Africa by Cardiome's partner Aspen Medical. Aspen Medical, who also markets Aggrastat in South Africa, is a wholly-owned subsidiary of Aspen Pharmacare (a division of the Aspen Group), the largest pharmaceutical company in Africa.
•	Brinavess was also recently approved in the United Arab Emirates. Cardiome's partner Algorithm SAL plans to launch in the second quarter of 2018.
•	A Marketing Authorization Application (MAA) was submitted for Brinavess in Pakistan. This MAA submission follows Cardiome affiliate Correvio International Sàrl's entry into an exclusive license and distribution agreement during the fourth quarter of 2017 with ATCO Laboratories Limited to advance Brinavess toward commercialization in Pakistan.

Aggrastat

•	The Chinese Center for Drug Evaluation (CDE) approved an expansion of the Aggrastat (tirofiban hydrochloride) indications to now include, in addition to acute coronary syndromes without ST elevation (NSTEACS), patients with ST-segment elevation myocardial infarction (STEMI), who are intended for primary percutaneous coronary intervention (PCI). The addition of high-risk STEMI patients significantly expands the number of patients in which Aggrastat can be used. In addition to the expanded indications, the CDE also approved an Aggrastat high dose bolus (HDB) regimen to be used on both indicated patient populations.
•	Cardiome affiliate Correvio entered into an exclusive license and distribution agreement with ZAO Firma Euroservice that will advance Aggrastat toward commercialization in Russia. Under the terms of the license agreement, ZAO will be responsible for obtaining regulatory approvals for Aggrastat from Russia's Ministry of Health, then executing the commercial launch and subsequent sale and marketing of Aggrastat in the territory.

Trevyent

•	Trevyent licensor SteadyMed reached agreement with the U.S. Food and Drug Administration (FDA) on the work necessary to resubmit the New Drug Application (NDA) for Trevyent for the treatment of pulmonary arterial hypertension (PAH). SteadyMed communicated that it is not required to conduct any further clinical trials to prove the safety or efficacy of Trevyent and that it expects both an NDA submission and acceptance to occur before the end of 2018. Cardiome plans to submit regulatory filings for Trevyent in Europe and Canada shortly following SteadyMed's NDA resubmission to the FDA.

Financial Results for the Fourth Quarter of 2017

Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Cardiome recorded a net loss of $8.3 million (basic loss of $0.24 per common share) for the fourth quarter of 2017, compared to a net loss of $5.6 million (basic loss of $0.18 per common share) for the fourth quarter of 2016.

Revenue for the three months ended December 31, 2017 and 2016 was $7.0 million.

Cost of goods sold for the three months ended December 31, 2017 and 2016 was $1.9 million.

SG&A expense for the three months ended December 31, 2017 was $10.4 million, compared to $9.1 million for the three months ended December 31, 2016.  The increase was primarily due to expansion of Cardiome's direct sales force in Europe related to the launch of Xydalba, Zevtera/Mabelio,  and the initiation of a Canadian sales force.

Interest expense for the three months ended December 31, 2017 was $1.9 million, compared to $0.8 million for the three months ended December 31, 2016.  The increase was due to interest being accrued on a higher long-term debt principal amount as Cardiome amended its term loan agreement with CRG-managed funds and drew an additional $20.8 million during 2017.

Financial Results for the Full Year 2017

Cardiome recorded a net loss of $29.8 million (basic loss per share of $0.90) for the year ended December 31, 2017, compared to a net loss of $19.6 million (basic loss per share of $0.78) for the year ended December 31, 2016. The increase in net loss was due primarily to an increase in selling, general and administration ("SG&A") expense and a decrease in gross margin.

Revenue for the year ended December 31, 2017 was $24.0 million compared to revenue of $25.3 million for the year ended December 31, 2016. The decrease in revenue was due to the timing of Aggrastat distributor sales partially offset by an increase in sales of Xydalba and Zevtera/Mabelio.

Gross margin for the year ended December 31, 2017 was 71.8%, compared to 75.0% for the year ended December 31, 2016. The fluctuation in gross margin was due to changes in customer mix and product mix.

SG&A expense was $36.7 million for the year ended December 31, 2017, compared to $30.5 million for the year ended December 31, 2016. The increase in SG&A expense was primarily due to expansion of our direct sales force in Europe related to the launch of Xydalba, Zevtera/Mabelio, the initiation of a Canadian sales force and an increase in fees associated with business development activities. Additionally, the Company's stock-based compensation expense was higher in 2017 than in 2016.

Interest expense was $5.7 million for the year ended December 31, 2017, compared to $2.5 million for the year ended December 31, 2016.  The increase was due to interest being accrued on a higher long-term debt principal amount as Cardiome amended its term loan agreement with CRG-managed funds in the second quarter of 2017 and drew an additional $20.8 million during the year.  Additionally, there was a non-cash increase of $1.3 million in interest expense due to the accretion of this term loan under the effective interest method which is recorded as interest expense.

Other expense on modification of long-term debt for the year-ended December 31, 2017 was $1.5 million as the Company incurred investment banking, legal and other expenses in conjunction with its amendment of the term loan agreement in the second quarter of 2017.

Liquidity and Outstanding Share Capital

At December 31, 2017, the Company had cash and cash equivalents of $22.1 million. As of March 12, 2018, there were 34,639,127 common shares issued and outstanding.

Conference Call

Cardiome will hold a teleconference and webcast on March 13, 2018 at 4:30 p.m. Eastern (1:30 p.m. Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 85916933. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 3, 2018. Please dial 416-764-8677 or 888-390-0541 and enter code 916933# to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients.  With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment.  The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP), excluding ventilator-associated pneumonia (VAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications.  Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A discussion of the risks and uncertainties facing Cardiome are discussed in our most recent annual and quarterly reports and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Cardiome makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide.
XydalbaTM is a trademark of Durata Therapeutics Holding C.V., and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
All other trademarks are the property of their respective owners.

SOURCE Cardiome Pharma Corp.

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For further information: Justin Renz, CFO, Cardiome Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@cardiome.com; Argot Partners, Michelle Carroll/Sean Augustine-Obi, 212.600.1902, michelle@argotpartners.com, sean@argotpartners.com

CO: Cardiome Pharma Corp.

CNW 16:00e 13-MAR-18